April 2, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    CVS Caremark Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 11, 2014
File No. 001-01011

Dear Mr. Rosenberg:

CVS Caremark Corporation (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated March 20, 2014 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response. As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 13 – Portions of the 2013 Annual Report to Stockholders
Notes to Consolidated Financial Statements
Revenue Recognition
Retail Pharmacy Segment, page 35

1.
You disclose on page 2 that your proprietary loyalty card program, Extracare, has approximately 70 million active cardholders and in your 2014 Q4 2013 Results – Earnings Call Transcript dated February 11, 2014 you state that overall, roughly 85% of your front store sales and 70% of your front store transactions use Extracare. Please tell us how you account for coupons and extrabucks issued to customers under the Extracare savings and rewards program and reference for us the authoritative literature you rely upon to support your accounting. In addition, please provide us proposed disclosure to be included in future periodic reports that explains your accounting policy for this rewards program. Otherwise, tell us why this policy disclosure is not warranted, including a quantified assessment of the materiality of your Extracare program.

In response to the Staff’s comment, we advise the Staff that the Company’s ExtraCare® loyalty program was introduced on a chain-wide basis in 2001. ExtraCare has two components, ExtraSavings™ and ExtraBucks® Rewards.

ExtraSavings are personalized coupons generated as a result of a single sales transaction that can only be used to offset the sales price of specified items in future transactions. The Company accounts for ExtraSavings coupons as a reduction of revenue when the customer redeems the coupon at the point of sale in accordance with Accounting Standards Codification (“ASC”) 605-50-25-3. Such transactions do not result in a loss on the sale of product.

ExtraBucks Rewards credits are earned each time an ExtraCare member makes a purchase, subject to the accumulation of a specified minimum amount of credits, which may be redeemed in the future for a discount on product purchases. Due to the absence of specific authoritative guidance regarding the accounting for loyalty programs, the Company has analogized to the guidance in ASC 605-50 “Customer Payments and Incentives” in accounting for its ExtraBucks Rewards and uses an “Incremental Cost Approach”. Costs of ExtraBucks Rewards are charged to cost of revenues at the time they are earned by the customer, net of estimated breakage (i.e., the amount of ExtraBucks Rewards which have been earned by customers which are not used). The Company has the ability to make a reasonable and reliable estimate of the amount of future redemptions and breakage due to: a) the relatively short time period within which ExtraBucks Rewards may be claimed; b) the extensive operating experience the Company has with the program, including with respect to redemptions of ExtraBucks Rewards; and c) the large volume of relatively homogeneous transactions subject to the program.

The Company believes that the annual redemption activity under the ExtraSavings and ExtraBucks Rewards components of its ExtraCare program and its liability at any point in time for ExtraBucks Rewards is immaterial, primarily due to the short term duration of offers under the ExtraCare program. However, in response to the Staff’s comment, the Company will include the accounting policies for its ExtraCare program in its significant accounting policies by adding the following disclosure to its Annual Report on Form 10-K for the year ending December 31, 2014:

“Loyalty Program - The Company’s customer loyalty program, ExtraCare, is comprised of two components, ExtraSavings and ExtraBucks Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenues when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. The Company determines breakage based on historical redemption patterns.”

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer

cc:	Thomas M. Moriarty, Executive Vice President, General Counsel
Eva C. Boratto, Senior Vice President, Controller and Chief Accounting Officer
Colleen M. McIntosh, Senior Vice President, Corporate Secretary
Raymond M. Sullivan, Ernst & Young LLP
Stephen T. Giove, Shearman & Sterling LLP

2